EXHIBIT 3.3

AMENDMENT NO. 1 TO

BYLAWS OF

COMMERCETEL CORPORATION

(FORMERLY, ARES VENTURES CORP.)

1.   Amendment and Restatement of Article 3, Section 3.11.   Article 3, Section 3.11 of the Bylaws of CommerceTel Corporation (the “Corporation”) hereby is amended and restated in its entirety as follows:

3.11 BOARD OF DIRECTOR VACANCIES

Unless the Articles of Incorporation provide otherwise, if a vacancy occurs on the Board of Directors, for any reason, the director(s) remaining in office shall fill the vacancy.  If the directors remaining in office constitute fewer than a quorum of the Board of Directors, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled by the Board of Directors before the vacancy occurs, but the new director may not take office until the vacancy occurs.

The term of a director elected to fill a vacancy expires at the next shareholders' meeting at which directors are elected.  However, if his term expires, he shall continue to serve until his successor is elected and qualifies or until there is a decrease in the number of directors.

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The foregoing Amendment No. 1 to the Corporation’s Bylaws was approved by the Corporation’s Board of Directors in accordance with Article 10, Section 10.1 of the Bylaws on November 25, 2011.

/s/ Dennis Becker
Dennis Becker, Chairman and Chief Executive Officer